August 22, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attention: Christopher Wall

Re:         Jackson Financial Inc.

Registration Statement on Form S-4

Filed on August 12, 2022

File No. 333-266832

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Jackson Financial Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of its Registration Statement on Form S-4 (File No. 333-266832) (the “Registration Statement”) be accelerated and that the Registration Statement be declared effective at 9:00 a.m., Washington, D.C. time, on August 24, 2022, or as soon thereafter as practicable. The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, JACKSON FINANCIAL INC.

By:	/s/ Marcia L. Wadsten
Marcia L. Wadsten
Executive Vice President and Chief Financial Officer